EXHIBIT 99.7
Media Release

Rio Tinto to reduce production at Yarwun Alumina Refinery to extend operational life
18 November 2025

Rio Tinto will reduce production at the Yarwun Alumina Refinery in Gladstone by 40 per cent from October 2026, to extend the operation’s life until 2035 and allow time to explore further life-extension and modernisation options.

With Yarwun’s tailings facility expected to reach capacity by 2031 at current production rates, this curtailment will allow another four years to explore and develop technical solutions that could further extend the refinery’s life.

Rio Tinto Aluminium Pacific Operations Managing Director Armando Torres said: “While we have extensively explored options to develop a second tailings facility for Yarwun over a number of years, the scale of investment required is substantial and not currently economically viable.

“Reducing production from October 2026 enables us to continue alumina production until 2035 and trial pathways to secure the longer-term future of Yarwun.

“We are committed to our alumina and aluminium operations in Gladstone and will work closely with employees, contractors and suppliers to manage this transition.

“It is a difficult but necessary decision that preserves future options for the site and supports continued economic contribution.”

Scaling back production will affect around 180 roles at the refinery, with redeployment planning underway across Rio Tinto sites in Gladstone as a key priority.

The decision will reduce annual alumina production by around 1.2 million tonnes. There will be no impact to customer requirements or Rio Tinto’s other operations, with bauxite mines and aluminium smelters continuing to operate at full capacity.

Yarwun remains an important operation for Rio Tinto and the company will continue to focus on innovative tailings solutions at the operation, including neutralisation and centrifuge-based dry tailings.

It will also continue to prioritise decarbonisation technologies, such as replacing coal and gas in boilers with biofuels and delivering the Hydrogen Calcination Project, a world-first initiative supported by Australian Renewable Energy Agency (ARENA) funding.

Yarwun currently employs about 725 people and produces around 3 million tonnes of alumina per year, used as a feedstock for Rio Tinto aluminium smelters and international customers.

Media Release

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